United States securities and exchange commission logo





                                May 30, 2024

       Ng Wai Ian
       Director, Chairman of the Board and Chief Executive Officer Zenta Group Co Ltd
       Avenida do Infante D. Henrique
       No. 47-53A, Macau Square
       8th Floor, Unit J
       Macau 999078

                                                        Re: Zenta Group Co Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 3,
2024
                                                            CIK No. 0002011458

       Dear Ng Wai Ian:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted May 3, 2024

       Cover Page

   1. Where you disclose that Ione Group Company Limited is your controlling shareholder, please disclose that Ng
Wai Ian, your Chairman and Chief Executive Officer, and Sou
                                                        Weng Seng, your Chief
Operating Officer, are the individuals who will exercise control.
   2.                                                   Please include
cross-references to the individual risk factors relating to the legal and operational risks
associated with being based in China.
   3.                                                   Please revise to
disclose the location of your auditor's headquarters.
   4. We note your discussion of regulations applicable to your business. Please revise to also discuss the
enforceability of civil liabilities in Macau, as well as the applicability
China's
 Ng Wai Ian
FirstName  LastNameNg Wai Ian
Zenta Group  Co Ltd
Comapany
May        NameZenta Group Co Ltd
     30, 2024
May 30,
Page 2 2024 Page 2
FirstName LastName
         Enterprise Tax law. Disclose how regulatory actions related to data security or anti-
         monopoly concerns in Macau have or may impact the ability to conduct your business, accept foreign investment, or list on a foreign exchange.
5. Your disclosure states that the "only transfers of cash among ZGCL and ZGM have been in the form of dividends." However, you indicate that there was no cash transferred between ZGCL and its subsidiaries in the prior two fiscal years. Please clarify whether the transfers referenced occurred prior to the fiscal years referenced.
6. Where you discuss that the PRC government may intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets, include a similar discussion in you summary risk factors and risk factors, and provide cross-references to these other discussions.
Prospectus Summary, page 1

7. Please affirmatively state here, as you do on the cover page, that you currently have no cash management policies.
8. We note your disclosure regarding cash transfers between you and your subsidiaries.
         Please revise to provide a clear description of how cash is transferred through your organization, and describe, as you do on the cover page, any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors, and any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors. Provide cross-references to the consolidated financial statements.
9. Please revise the corporate diagram on page 3 to indicate the person(s) that own the equity in each entity shown at the top of the diagram.
Summary of Risk Factors, page 5

10. For each summary risk factor, include a cross-reference to the specific individual detailed risk factor.
11. Please explain what you mean by the statement that your "assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain." Permission Required From Macau and Chinese Authorities, page 7

12. Where you disclose that you understand that the Company and the subsidiaries are not required to obtain permissions or approvals from any Chinese authorities to operate their business, or before listing in the U.S. and to issue Ordinary Shares to foreign investors, please indicate, if true, that this is the opinion of Beijing Dacheng Law Offices, LLP, as suggested by the disclosure on your cover page. Please also clearly state that the conclusions presented are the opinion of counsel, as opposed to "as advised" by counsel. Make conforming revisions elsewhere as appropriate.
 Ng Wai Ian
FirstName  LastNameNg Wai Ian
Zenta Group  Co Ltd
Comapany
May        NameZenta Group Co Ltd
     30, 2024
May 30,
Page 3 2024 Page 3
FirstName LastName
13. Where you state that no permissions or approvals have been applied for by the Company or denied by any relevant authorities, clarify, if true, that this applies only to ZGCL, as we note your disclosure that each of your Macau subsidiaries has already secured permissions or approvals from the Macau authorities to operate their business. Please disclose each specific permissions or approval your Macau subsidiaries are required to obtain to operate their businesses and state affirmatively whether the Macau subsidiaries have received all requisite permissions and approvals and whether any permissions or approvals have been denied. Make conforming revisions wherever similar disclosure appears in the prospectus.
Risk Factors, page 13

14. Include risk factor disclosure explaining whether there are laws/regulations in Macau that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
15. Please include a risk factor discussing the risks associated with the enforcement of civil liabilities in Macau. Also include this risk factor in your summary of risks factors in the prospectus summary.
Our business revenues are subject to customer concentration risk., page 20

16. We note that a significant percentage of revenues have been generated from services provided to related parties. Please disclose this here and elsewhere as appropriate, including quantifying the percentage of revenue for the past two fiscal years generated from services to related parties. Please identify the related party(ies) and disclose any risks related to your dependence on such related parties.
17. To the extent that any of your customers are material to the company, please disclose in an appropriate place in the prospectus the customer(s) and indicate your relationship and the general terms of any agreements with these customer(s). If you are substantially dependent on any of these customers, please file the agreement(s) with such customer(s)
         as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
The revenue from our investment consultation business is non-recurring in nature and our profitability..., page 22

18. Please revise this risk factor to indicate whether you have been able to historically retain your clients and attract new clients. To the extent that the loss of any particular client(s)
         would have a material impact on your results of operations, please disclose the client(s)
         and discuss your dependence on this client(s).
Business, page 61

19. You state that you plan to devote resources to the development of a fintech business, and your Use of Proceeds disclosure indicates that 40% of the offering proceeds will be used
 Ng Wai Ian
Zenta Group Co Ltd
May 30, 2024
Page 4
         to develop this business. Please indicate the current status of your fintech business. If you have not taken any steps toward developing this business, please state this clearly and disclose any material risks that you may not be able to fully develop this business.
Description of Securities
Anti-takeover provisions in our Memorandum and Articles of Association, page 91

20. We note your disclosure that some provisions of your memorandum and articles may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. Please revise to briefly describe these provisions. See Item 10(B)(7) of Form 20-F.
Consolidated Statements of Cash Flows, page F-6

21. Please revise the "Receivables from customers" line item to mirror the related balance sheet line item title highlighting that this is a related party transaction. Refer to Rule 4-
         08(k)(1) of Regulation S-X.
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

22. Your balance sheet shows zero receivables from customers and zero receivables from customers-related parties on September 30, 2023. Please revise your policy disclosure to discuss the contractual and customary payment terms for each of your revenue streams.
         Refer to ASC 606-10-50-12.
General

23. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at
202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameNg Wai Ian                                      Sincerely,
Comapany NameZenta Group Co Ltd
                                                                  Division of
Corporation Finance
May 30, 2024 Page 4
FirstName LastName
                                                                  Office of
Trade & Services